PRESS RELEASE

[For Immediate Release - February 18, 2003]


Bangor Hydro-Electric Company [OTC: BANGN] announced today that it has filed an amendment to its filing with the Securities and Exchange Commission relating to its formal offer to purchase all 25,000 outstanding shares of its 7% Series of Preferred Stock at a price of $115.00 per share in cash. The deadline for shareholders to respond to the offer is still Thursday, February 27, 2003.

The amendment enhances the Company's disclosure regarding a number of issues related to the tender offer including providing a more detailed history of the evolution of the Company's decision to make the offer and its analysis of the appropriate price to offer for the shares. With respect to the price analysis, the Company disclosed that its analysis indicated that the fair value of preferred shares in the open market prior to the tender offer was approximately $100.00 per share based upon the market price and dividend yields of a sample group of comparable utility preferred issues. In addition, the Company disclosed that the 15% premium offered over this "fair value" was equivalent to that offered in a recent tender offer for preferred shares by another utility. Finally, the Company disclosed that the anticipated payment date for shares tendered pursuant to the offer would be March 5, 2003.

A full copy of the amendment can be obtained by visiting the SEC's web site at http://www.sec.gov or by contacting the Information Agent for the tender offer, Georgeson Shareholder Communications, Inc., at (866) 328-5445 (toll-free).


Safe-Harbor Statement

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, the satisfaction of other conditions relating to a commencement of a tender offer, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in Bangor Hydro-Electric Company's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.